Exhibit 99.2

BCE (1) (2)
Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q2 2017	Q2 2016	$ change	% change		YTD 2017	YTD 2016	$ change	% change
Operating revenues
Service	5,335	4,988	347	7.0%		10,386	9,896	490	5.0%
Product	364	352	12	3.4%		697	714	(17)	(2.4%)
Total operating revenues	5,699	5,340	359	6.7%		11,083	10,610	473	4.5%
Operating costs (A)	(3,254)	(3,016)	(238)	(7.9%)		(6,374)	(6,075)	(299)	(4.9%)
Post-employment benefit plans service cost	(64)	(56)	(8)	(14.3%)		(114)	(104)	(10)	(9.6%)
Adjusted EBITDA (3)	2,381	2,268	113	5.0%		4,595	4,431	164	3.7%
Adjusted EBITDA margin (3)	41.8%	42.5%		(0.7	) pts	41.5%	41.8%		(0.3	) pts
Severance, acquisition and other costs	(36)	(57)	21	36.8%		(120)	(99)	(21)	(21.2%)
Depreciation	(769)	(713)	(56)	(7.9%)		(1,491)	(1,452)	(39)	(2.7%)
Amortization	(211)	(156)	(55)	(35.3%)		(396)	(305)	(91)	(29.8%)
Finance costs
Interest expense	(238)	(217)	(21)	(9.7%)		(472)	(436)	(36)	(8.3%)
Interest on post-employment benefit obligations	(18)	(21)	3	14.3%		(36)	(41)	5	12.2%
Other (expense) income	(1)	41	(42)	n.m.		16	64	(48)	(75.0%)
Income taxes	(297)	(315)	18	5.7%		(560)	(574)	14	2.4%
Net earnings	811	830	(19)	(2.3%)		1,536	1,588	(52)	(3.3%)
Net earnings attributable to:
Common shareholders	762	778	(16)	(2.1%)		1,441	1,485	(44)	(3.0%)
Preferred shareholders	32	35	(3)	(8.6%)		63	72	(9)	(12.5%)
Non-controlling interest	17	17	-	-		32	31	1	3.2%
Net earnings	811	830	(19)	(2.3%)		1,536	1,588	(52)	(3.3%)
Net earnings per common share - basic	$0.84	$0.89	(0.05)	(5.6%)		$1.62	$1.71	(0.09)	(5.3%)
Net earnings per common share - diluted	$0.84	$0.89	(0.05)	(5.6%)		$1.62	$1.71	(0.09)	(5.3%)
Dividends per common share	$0.7175	$0.6825	$0.0350	5.1%		$1.4350	$1.3650	$0.0700	5.1%
Average number of common shares outstanding - basic (millions)	900.1	869.1				888.0	868.1
Average number of common shares outstanding - diluted (millions)	901.0	870.3				888.8	869.2
Number of common shares outstanding (millions)	900.4	869.5				900.4	869.5
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	762	778	(16)	(2.1%)		1,441	1,485	(44)	(3.0%)
Severance, acquisition and other costs	27	44	(17)	(38.6%)		92	75	17	22.7%
Net losses (gains) on investments	-	2	(2)	(100.0%)		14	(10)	24	n.m.
Early debt redemption costs	3	-	3	n.m.		3	8	(5)	(62.5%)
Adjusted net earnings (3)	792	824	(32)	(3.9%)		1,550	1,558	(8)	(0.5%)
Impact on net earnings per share	$0.04	$0.05	$(0.01)	(20.0%)		$0.13	$0.08	$0.05	62.5%
Adjusted EPS (3)	$0.88	$0.94	$(0.06)	(6.4%)		$1.75	$1.79	$(0.04)	(2.2%)

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information - Second Quarter 2017 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	YTD 2017	Q2 17	Q1 17	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16
Operating revenues
Service	10,386	5,335	5,051	20,090	5,169	5,025	4,988	4,908
Product	697	364	333	1,629	533	382	352	362
Total operating revenues	11,083	5,699	5,384	21,719	5,702	5,407	5,340	5,270
Operating costs (A)	(6,374)	(3,254)	(3,120)	(12,707)	(3,521)	(3,111)	(3,016)	(3,059)
Post-employment benefit plans service cost	(114)	(64)	(50)	(224)	(60)	(60)	(56)	(48)
Adjusted EBITDA	4,595	2,381	2,214	8,788	2,121	2,236	2,268	2,163
Adjusted EBITDA margin	41.5%	41.8%	41.1%	40.5%	37.2%	41.4%	42.5%	41.0%
Severance, acquisition and other costs	(120)	(36)	(84)	(135)	(11)	(25)	(57)	(42)
Depreciation	(1,491)	(769)	(722)	(2,877)	(719)	(706)	(713)	(739)
Amortization	(396)	(211)	(185)	(631)	(165)	(161)	(156)	(149)
Finance costs
Interest expense	(472)	(238)	(234)	(888)	(225)	(227)	(217)	(219)
Interest on post-employment benefit obligations	(36)	(18)	(18)	(81)	(20)	(20)	(21)	(20)
Other income (expense)	16	(1)	17	21	(30)	(13)	41	23
Income taxes	(560)	(297)	(263)	(1,110)	(252)	(284)	(315)	(259)
Net earnings	1,536	811	725	3,087	699	800	830	758
Net earnings attributable to:
Common shareholders	1,441	762	679	2,894	657	752	778	707
Preferred shareholders	63	32	31	137	33	32	35	37
Non-controlling interest	32	17	15	56	9	16	17	14
Net earnings	1,536	811	725	3,087	699	800	830	758
Net earnings per common share - basic	$1.62	$0.84	$0.78	$3.33	$0.75	$0.87	$0.89	$0.82
Net earnings per common share - diluted	$1.62	$0.84	$0.78	$3.33	$0.75	$0.87	$0.89	$0.82
Dividends per common share	$1.4350	$0.7175	$0.7175	$2.7300	$0.6825	$0.6825	$0.6825	$0.6825
Average number of common shares outstanding - basic (millions)	888.0	900.1	875.7	869.1	870.5	869.9	869.1	867.1
Average number of common shares outstanding - diluted (millions)	888.8	901.0	876.6	870.3	871.6	871.4	870.3	868.1
Number of common shares outstanding (millions)	900.4	900.4	899.5	870.7	870.7	870.2	869.5	868.6
Adjusted net earnings and EPS
Net earnings attributable to common shareholders	1,441	762	679	2,894	657	752	778	707
Severance, acquisition and other costs	92	27	65	104	9	20	44	31
Net losses (gains) on investments	14	-	14	3	1	12	2	(12)
Early debt redemption costs	3	3	-	8	-	-	-	8
Adjusted net earnings	1,550	792	758	3,009	667	784	824	734
Impact on net earnings per share	$0.13	$0.04	$0.09	$0.13	$0.01	$0.04	$0.05	$0.03
Adjusted EPS	$1.75	$0.88	$0.87	$3.46	$0.76	$0.91	$0.94	$0.85

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Second Quarter 2017 Page 3

BCE
Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2017	Q2 2016	$ change	% change		YTD 2017	YTD 2016	$ change	% change

Operating revenues
Bell Wireless	1,959	1,735	224	12.9%		3,773	3,428	345	10.1%
Bell Wireline	3,121	2,979	142	4.8%		6,101	5,962	139	2.3%
Bell Media	796	779	17	2.2%		1,547	1,520	27	1.8%
Inter-segment eliminations	(177)	(153)	(24)	(15.7%)		(338)	(300)	(38)	(12.7%)
Total	5,699	5,340	359	6.7%		11,083	10,610	473	4.5%

Operating costs
Bell Wireless	(1,108)	(963)	(145)	(15.1%)		(2,104)	(1,895)	(209)	(11.0%)
Bell Wireline	(1,815)	(1,706)	(109)	(6.4%)		(3,533)	(3,432)	(101)	(2.9%)
Bell Media	(572)	(556)	(16)	(2.9%)		(1,189)	(1,152)	(37)	(3.2%)
Inter-segment eliminations	177	153	24	15.7%		338	300	38	12.7%
Total	(3,318)	(3,072)	(246)	(8.0%)		(6,488)	(6,179)	(309)	(5.0%)

Adjusted EBITDA
Bell Wireless	851	772	79	10.2%		1,669	1,533	136	8.9%
Margin	43.4%	44.5%		(1.1	) pts	44.2%	44.7%		(0.5	) pts
Bell Wireline	1,306	1,273	33	2.6%		2,568	2,530	38	1.5%
Margin	41.8%	42.7%		(0.9	) pts	42.1%	42.4%		(0.3	) pts
Bell Media	224	223	1	0.4%		358	368	(10)	(2.7%)
Margin	28.1%	28.6%		(0.5	) pts	23.1%	24.2%		(1.1	) pts
Total	2,381	2,268	113	5.0%		4,595	4,431	164	3.7%
Margin	41.8%	42.5%		(0.7	) pts	41.5%	41.8%		(0.3	) pts

Capital expenditures
Bell Wireless	191	183	(8)	(4.4%)		327	345	18	5.2%
Capital intensity (4)	9.7%	10.5%		0.8	pts	8.7%	10.1%		1.4	pts
Bell Wireline	818	733	(85)	(11.6%)		1,509	1,402	(107)	(7.6%)
Capital intensity	26.2%	24.6%		(1.6	) pts	24.7%	23.5%		(1.2	) pts
Bell Media	33	34	1	2.9%		58	55	(3)	(5.5%)
Capital intensity	4.1%	4.4%		0.3	pts	3.7%	3.6%		(0.1	) pts
Total	1,042	950	(92)	(9.7%)		1,894	1,802	(92)	(5.1%)
Capital intensity	18.3%	17.8%		(0.5	) pts	17.1%	17.0%		(0.1	) pts

BCE Supplementary Financial Information - Second Quarter 2017 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2017	Q2 17	Q1 17	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16

Operating revenues
Bell Wireless	3,773	1,959	1,814	7,159	1,883	1,848	1,735	1,693
Bell Wireline	6,101	3,121	2,980	12,104	3,137	3,005	2,979	2,983
Bell Media	1,547	796	751	3,081	845	716	779	741
Inter-segment eliminations	(338)	(177)	(161)	(625)	(163)	(162)	(153)	(147)
Total	11,083	5,699	5,384	21,719	5,702	5,407	5,340	5,270

Operating costs
Bell Wireless	(2,104)	(1,108)	(996)	(4,156)	(1,209)	(1,052)	(963)	(932)
Bell Wireline	(3,533)	(1,815)	(1,718)	(7,062)	(1,878)	(1,752)	(1,706)	(1,726)
Bell Media	(1,189)	(572)	(617)	(2,338)	(657)	(529)	(556)	(596)
Inter-segment eliminations	338	177	161	625	163	162	153	147
Total	(6,488)	(3,318)	(3,170)	(12,931)	(3,581)	(3,171)	(3,072)	(3,107)

Adjusted EBITDA
Bell Wireless	1,669	851	818	3,003	674	796	772	761
Margin	44.2%	43.4%	45.1%	41.9%	35.8%	43.1%	44.5%	44.9%
Bell Wireline	2,568	1,306	1,262	5,042	1,259	1,253	1,273	1,257
Margin	42.1%	41.8%	42.3%	41.7%	40.1%	41.7%	42.7%	42.1%
Bell Media	358	224	134	743	188	187	223	145
Margin	23.1%	28.1%	17.8%	24.1%	22.2%	26.1%	28.6%	19.6%
Total	4,595	2,381	2,214	8,788	2,121	2,236	2,268	2,163
Margin	41.5%	41.8%	41.1%	40.5%	37.2%	41.4%	42.5%	41.0%

Capital expenditures
Bell Wireless	327	191	136	733	193	195	183	162
Capital intensity	8.7%	9.7%	7.5%	10.2%	10.2%	10.6%	10.5%	9.6%
Bell Wireline	1,509	818	691	2,936	778	756	733	669
Capital intensity	24.7%	26.2%	23.2%	24.3%	24.8%	25.2%	24.6%	22.4%
Bell Media	58	33	25	102	22	25	34	21
Capital intensity	3.7%	4.1%	3.3%	3.3%	2.6%	3.5%	4.4%	2.8%
Total	1,894	1,042	852	3,771	993	976	950	852
Capital intensity	17.1%	18.3%	15.8%	17.4%	17.4%	18.1%	17.8%	16.2%

BCE Supplementary Financial Information - Second Quarter 2017 Page 5

Bell Wireless (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2017	Q2 2016	% change		YTD 2017	YTD 2016	% change
Bell Wireless
Operating revenues
External service revenues	1,818	1,610	12.9%		3,523	3,189	10.5%
Inter-segment service revenues	10	10	-		20	19	5.3%
Total operating service revenues	1,828	1,620	12.8%		3,543	3,208	10.4%
External product revenues	129	114	13.2%		228	218	4.6%
Inter-segment product revenues	2	1	100.0%		2	2	-
Total operating product revenues	131	115	13.9%		230	220	4.5%
Total external revenues	1,947	1,724	12.9%		3,751	3,407	10.1%
Total operating revenues	1,959	1,735	12.9%		3,773	3,428	10.1%
Operating costs	(1,108)	(963)	(15.1%)		(2,104)	(1,895)	(11.0%)
Adjusted EBITDA	851	772	10.2%		1,669	1,533	8.9%
Adjusted EBITDA margin (Total operating revenues)	43.4%	44.5%	(1.1	) pts	44.2%	44.7%	(0.5	) pts
Adjusted EBITDA margin (Operating service revenues)	46.6%	47.7%	(1.1	) pts	47.1%	47.8%	(0.7	) pts
Capital expenditures	191	183	(4.4%)		327	345	5.2%
Capital intensity	9.7%	10.5%	0.8	pts	8.7%	10.1%	1.4	pts
Wireless gross activations	403,418	379,233	6.4%		751,870	710,856	5.8%
Postpaid	339,392	316,977	7.1%		636,008	592,392	7.4%
Wireless net activations	66,916	44,730	49.6%		67,588	34,862	93.9%
Postpaid	88,611	69,848	26.9%		124,393	95,653	30.0%
Wireless subscribers end of period (EOP) (A)	8,901,291	8,280,693	7.5%		8,901,291	8,280,693	7.5%
Postpaid (A)	8,126,264	7,471,069	8.8%		8,126,264	7,471,069	8.8%
Average revenue per user (4) (ARPU)($/month)	67.28	64.32	4.6%		66.48	63.67	4.4%
Churn (%) (4)(average per month)	1.27%	1.35%	0.08	pts	1.31%	1.37%	0.06	pts
Prepaid	3.19%	3.21%	0.02	pts	3.24%	3.32%	0.08	pts
Postpaid	1.08%	1.15%	0.07	pts	1.12%	1.15%	0.03	pts

(A)	As a result of the acquisition of MTS on March 17, 2017, our wireless subscriber base in Q1 2017 increased by 476,932 subscribers (418,427 postpaid). Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS Communications Inc. (TELUS) related to BCE’s acquisition of MTS. Bell’s wireless subscriber base this quarter also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid), due to the decommissioning of the code division multiple access (CDMA) network in western Canada.

BCE Supplementary Financial Information - Second Quarter 2017 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2017	Q2 17	Q1 17	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16
Bell Wireless
Operating revenues
External service revenues	3,523	1,818	1,705	6,602	1,702	1,711	1,610	1,579
Inter-segment service revenues	20	10	10	40	11	10	10	9
Total operating service revenues	3,543	1,828	1,715	6,642	1,713	1,721	1,620	1,588
External product revenues	228	129	99	515	170	127	114	104
Inter-segment product revenues	2	2	-	2	-	-	1	1
Total operating product revenues	230	131	99	517	170	127	115	105
Total external revenues	3,751	1,947	1,804	7,117	1,872	1,838	1,724	1,683
Total operating revenues	3,773	1,959	1,814	7,159	1,883	1,848	1,735	1,693
Operating costs	(2,104)	(1,108)	(996)	(4,156)	(1,209)	(1,052)	(963)	(932)
Adjusted EBITDA	1,669	851	818	3,003	674	796	772	761
Adjusted EBITDA margin (Total operating revenues)	44.2%	43.4%	45.1%	41.9%	35.8%	43.1%	44.5%	44.9%
Adjusted EBITDA margin (Operating service revenues)	47.1%	46.6%	47.7%	45.2%	39.3%	46.3%	47.7%	47.9%
Capital expenditures	327	191	136	733	193	195	183	162
Capital intensity	8.7%	9.7%	7.5%	10.2%	10.2%	10.6%	10.5%	9.6%
Wireless gross activations	751,870	403,418	348,452	1,654,882	490,948	453,078	379,233	331,623
Postpaid	636,008	339,392	296,616	1,408,030	434,008	381,630	316,977	275,415
Wireless net activations (losses)	67,588	66,916	672	223,041	87,923	100,256	44,730	(9,868)
Postpaid	124,393	88,611	35,782	315,311	112,393	107,265	69,848	25,805
Wireless subscribers EOP (A)	8,901,291	8,901,291	8,946,476	8,468,872	8,468,872	8,380,949	8,280,693	8,235,963
Postpaid (A)	8,126,264	8,126,264	8,144,936	7,690,727	7,690,727	7,578,334	7,471,069	7,401,221
ARPU ($/month)	66.48	67.28	65.66	65.46	66.69	67.76	64.32	63.02
Churn (%)(average per month)	1.31%	1.27%	1.36%	1.44%	1.60%	1.41%	1.35%	1.38%
Prepaid	3.24%	3.19%	3.29%	3.13%	3.01%	2.86%	3.21%	3.42%
Postpaid	1.12%	1.08%	1.17%	1.25%	1.45%	1.26%	1.15%	1.15%

(A)	As a result of the acquisition of MTS on March 17, 2017, our wireless subscriber base in Q1 2017 increased by 476,932 subscribers (418,427 postpaid). Subsequently, in Q2 2017, Bell’s wireless subscriber base reflected the divestiture of 104,833 postpaid subscribers to TELUS related to BCE’s acquisition of MTS. Bell’s wireless subscriber base this quarter also reflected the removal of 7,268 subscribers (2,450 postpaid and 4,818 prepaid), due to the decommissioning of the CDMA network in western Canada.

BCE Supplementary Financial Information - Second Quarter 2017 Page 7

Bell Wireline (1) (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2017	Q2 2016	% change		YTD 2017	YTD 2016	% change
Bell Wireline
Operating revenues
Data	1,798	1,685	6.7%		3,505	3,342	4.9%
Local & access	813	781	4.1%		1,588	1,570	1.1%
Long distance	167	183	(8.7%)		335	374	(10.4%)
Other services	55	51	7.8%		99	98	1.0%
Total external service revenues	2,833	2,700	4.9%		5,527	5,384	2.7%
Inter-segment service revenues	50	39	28.2%		99	78	26.9%
Total operating service revenues	2,883	2,739	5.3%		5,626	5,462	3.0%
Data	125	122	2.5%		248	259	(4.2%)
Equipment & other	111	116	(4.3%)		222	237	(6.3%)
Total external product revenues	236	238	(0.8%)		470	496	(5.2%)
Inter-segment product revenues	2	2	-		5	4	25.0%
Total operating product revenues	238	240	(0.8%)		475	500	(5.0%)
Total external revenues	3,069	2,938	4.5%		5,997	5,880	2.0%
Total operating revenues	3,121	2,979	4.8%		6,101	5,962	2.3%
Operating costs	(1,815)	(1,706)	(6.4%)		(3,533)	(3,432)	(2.9%)
Adjusted EBITDA	1,306	1,273	2.6%		2,568	2,530	1.5%
Adjusted EBITDA margin	41.8%	42.7%	(0.9	) pts	42.1%	42.4%	(0.3	) pts
Capital expenditures	818	733	(11.6%)		1,509	1,402	(7.6%)
Capital intensity	26.2%	24.6%	(1.6	) pts	24.7%	23.5%	(1.2	) pts
High-speed Internet
High-speed Internet net activations	1,407	7,539	(81.3%)		16,396	27,322	(40.0%)
High-speed Internet subscribers EOP (A) (B)	3,718,677	3,418,785	8.8%		3,718,677	3,418,785	8.8%
TV
Net subscriber (losses) activations	(13,337)	2,101	(734.8%)		(29,000)	12,100	(339.7%)
Internet protocol television (IPTV)	16,427	35,255	(53.4%)		38,829	82,995	(53.2%)
Total subscribers EOP (A)	2,824,016	2,750,596	2.7%		2,824,016	2,750,596	2.7%
IPTV (A)	1,481,434	1,265,786	17.0%		1,481,434	1,265,786	17.0%
Local
Network access services (NAS) (A)
Residential (A)	3,332,976	3,397,711	(1.9%)		3,332,976	3,397,711	(1.9%)
Business (A)	3,146,339	3,078,972	2.2%		3,146,339	3,078,972	2.2%
Total	6,479,315	6,476,683	-		6,479,315	6,476,683	-
NAS net losses
Residential	(67,005)	(68,593)	2.3%		(140,426)	(136,021)	(3.2%)
Business	(27,954)	(20,232)	(38.2%)		(57,807)	(60,436)	4.4%
Total	(94,959)	(88,825)	(6.9%)		(198,233)	(196,457)	(0.9%)

(A)	As a result of the acquisition of MTS on March 17, 2017, our high-speed Internet, TV and NAS subscriber bases increased by 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively.
(B)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

BCE Supplementary Financial Information - Second Quarter 2017 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2017	Q2 17	Q1 17	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16
Bell Wireline
Operating revenues
Data	3,505	1,798	1,707	6,791	1,745	1,704	1,685	1,657
Local & access	1,588	813	775	3,089	753	766	781	789
Long distance	335	167	168	741	178	189	183	191
Other services	99	55	44	182	45	39	51	47
Total external service revenues	5,527	2,833	2,694	10,803	2,721	2,698	2,700	2,684
Inter-segment service revenues	99	50	49	177	49	50	39	39
Total operating service revenues	5,626	2,883	2,743	10,980	2,770	2,748	2,739	2,723
Data	248	125	123	559	171	129	122	137
Equipment & other	222	111	111	555	192	126	116	121
Total external product revenues	470	236	234	1,114	363	255	238	258
Inter-segment product revenues	5	2	3	10	4	2	2	2
Total operating product revenues	475	238	237	1,124	367	257	240	260
Total external revenues	5,997	3,069	2,928	11,917	3,084	2,953	2,938	2,942
Total operating revenues	6,101	3,121	2,980	12,104	3,137	3,005	2,979	2,983
Operating costs	(3,533)	(1,815)	(1,718)	(7,062)	(1,878)	(1,752)	(1,706)	(1,726)
Adjusted EBITDA	2,568	1,306	1,262	5,042	1,259	1,253	1,273	1,257
Adjusted EBITDA margin	42.1%	41.8%	42.3%	41.7%	40.1%	41.7%	42.7%	42.1%
Capital expenditures	1,509	818	691	2,936	778	756	733	669
Capital intensity	24.7%	26.2%	23.2%	24.3%	24.8%	25.2%	24.6%	22.4%
High-speed Internet
High-speed Internet net activations	16,396	1,407	14,989	85,099	18,402	39,375	7,539	19,783
High-speed Internet subscribers EOP (A) (B)	3,718,677	3,718,677	3,717,270	3,476,562	3,476,562	3,458,160	3,418,785	3,411,246
TV
Net subscriber (losses) activations	(29,000)	(13,337)	(15,663)	6,413	(964)	(4,723)	2,101	9,999
IPTV	38,829	16,427	22,402	155,153	35,905	36,253	35,255	47,740
Total subscribers EOP (A)	2,824,016	2,824,016	2,837,353	2,744,909	2,744,909	2,745,873	2,750,596	2,748,495
IPTV (A)	1,481,434	1,481,434	1,465,007	1,337,944	1,337,944	1,302,039	1,265,786	1,230,531
Local
NAS (A)
Residential (A)	3,332,976	3,332,976	3,399,981	3,249,739	3,249,739	3,317,124	3,397,711	3,466,304
Business (A)	3,146,339	3,146,339	3,174,293	3,007,993	3,007,993	3,041,238	3,078,972	3,099,204
Total	6,479,315	6,479,315	6,574,274	6,257,732	6,257,732	6,358,362	6,476,683	6,565,508
NAS net losses
Residential	(140,426)	(67,005)	(73,421)	(283,993)	(67,385)	(80,587)	(68,593)	(67,428)
Business	(57,807)	(27,954)	(29,853)	(131,415)	(33,245)	(37,734)	(20,232)	(40,204)
Total	(198,233)	(94,959)	(103,274)	(415,408)	(100,630)	(118,321)	(88,825)	(107,632)

(A)	As a result of the acquisition of MTS on March 17, 2017, our high-speed Internet, TV and NAS subscriber bases increased by 229,470, 108,107 (104,661 IPTV) and 419,816 (223,663 residential and 196,153 business) subscribers, respectively.
(B)	Following a review of customer accounts by a wholesale reseller, we have adjusted our high-speed Internet subscriber base at the beginning of Q1 2017 to remove 3,751 non-revenue generating units.

BCE Supplementary Financial Information - Second Quarter 2017 Page 9

BCE (2)
Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)

	June 30 2017	March 31 2017	December 31 2016
Debt due within one year	5,940	6,306	4,887
Long-term debt	17,433	17,757	16,572
Preferred shares - BCE (A)	2,002	2,002	2,002
Cash and cash equivalents	(557)	(510)	(853)
Net debt (3)	24,818	25,555	22,608
Net debt leverage ratio (3)	2.77	2.89	2.57
Adjusted EBITDA /net interest expense ratio (3)	9.22	9.27	9.31

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2017	Q2 2016	$ change	% change	YTD 2017	YTD 2016	$ change	% change
Free cash flow (FCF) (3)
Cash flows from operating activities	2,154	1,890	264	14.0%	3,467	3,180	287	9.0%
Capital expenditures	(1,042)	(950)	(92)	(9.7%)	(1,894)	(1,802)	(92)	(5.1%)
Dividends paid on preferred shares	(30)	(35)	5	14.3%	(73)	(71)	(2)	(2.8%)
Dividends paid by subsidiaries to non-controlling interest	(9)	(10)	1	10.0%	(21)	(22)	1	4.5%
Acquisition and other costs paid	21	39	(18)	(46.2%)	104	67	37	55.2%
FCF	1,094	934	160	17.1%	1,583	1,352	231	17.1%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2017	Q2 2017	Q1 2017	TOTAL 2016	Q4 2016	Q3 2016	Q2 2016	Q1 2016
FCF
Cash flows from operating activities	3,467	2,154	1,313	6,643	1,520	1,943	1,890	1,290
Capital expenditures	(1,894)	(1,042)	(852)	(3,771)	(993)	(976)	(950)	(852)
Dividends paid on preferred shares	(73)	(30)	(43)	(126)	(21)	(34)	(35)	(36)
Dividends paid by subsidiaries to non-controlling interest	(21)	(9)	(12)	(46)	(11)	(13)	(10)	(12)
Acquisition and other costs paid	104	21	83	126	28	31	39	28
Voluntary defined benefit pension plan contribution	-	-	-	400	400	-	-	-
FCF	1,583	1,094	489	3,226	923	951	934	418

(A)	Net debt includes 50% of preferred shares

BCE Supplementary Financial Information - Second Quarter 2017 Page 10

BCE (2)
Consolidated Statements of Financial Position

	June 30	March 31	December 31
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	2017	2017	2016
ASSETS
Current assets
Cash	420	439	603
Cash equivalents	137	71	250
Trade and other receivables	2,845	2,818	2,979
Inventory	437	428	403
Prepaid expenses	550	540	420
Assets held for sale	-	284	-
Other current assets	121	152	200
Total current assets	4,510	4,732	4,855
Non-current assets
Property, plant and equipment	23,586	23,450	22,346
Intangible assets	13,416	13,356	11,998
Deferred tax assets	180	171	89
Investments in associates and joint ventures	883	879	852
Other non-current assets	634	875	1,010
Goodwill	10,383	10,386	8,958
Total non-current assets	49,082	49,117	45,253
Total assets	53,592	53,849	50,108
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,270	4,044	4,326
Interest payable	168	177	156
Dividends payable	656	636	617
Current tax liabilities	175	62	122
Debt due within one year	5,940	6,306	4,887
Total current liabilities	11,209	11,225	10,108
Non-current liabilities
Long-term debt	17,433	17,757	16,572
Deferred tax liabilities	2,141	2,158	2,192
Post-employment benefit obligations	2,488	2,252	2,105
Other non-current liabilities	1,245	1,264	1,277
Total non-current liabilities	23,307	23,431	22,146
Total liabilities	34,516	34,656	32,254
EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004
Common shares	20,062	20,023	18,370
Contributed surplus	1,145	1,137	1,160
Accumulated other comprehensive income	7	37	46
Deficit	(6,466)	(6,324)	(6,040)
Total equity attributable to BCE shareholders	18,752	18,877	17,540
Non-controlling interest	324	316	314
Total equity	19,076	19,193	17,854
Total liabilities and equity	53,592	53,849	50,108
Number of common shares outstanding (millions)	900.4	899.5	870.7

BCE Supplementary Financial Information - Second Quarter 2017 Page 11

BCE (2)
Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2017	Q2 2016	$ change	YTD 2017	YTD 2016	$ change
Net earnings	811	830	(19)	1,536	1,588	(52)
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	36	57	(21)	120	99	21
Depreciation and amortization	980	869	111	1,887	1,757	130
Post-employment benefit plans cost	82	77	5	150	145	5
Net interest expense	235	215	20	465	433	32
Losses (gains) on investments	-	2	(2)	12	(14)	26
Income taxes	297	315	(18)	560	574	(14)
Contributions to post-employment benefit plans	(86)	(80)	(6)	(174)	(170)	(4)
Payments under other post-employment benefit plans	(19)	(19)	-	(38)	(38)	-
Severance and other costs paid	(40)	(61)	21	(81)	(147)	66
Interest paid	(249)	(221)	(28)	(472)	(442)	(30)
Income taxes paid (net of refunds)	(114)	(102)	(12)	(402)	(340)	(62)
Acquisition and other costs paid	(21)	(39)	18	(104)	(67)	(37)
Net change in operating assets and liabilities	242	47	195	8	(198)	206
Cash flows from operating activities	2,154	1,890	264	3,467	3,180	287
Capital expenditures	(1,042)	(950)	(92)	(1,894)	(1,802)	(92)
Cash dividends paid on preferred shares	(30)	(35)	5	(73)	(71)	(2)
Cash dividends paid by subsidiaries to non-controlling interest	(9)	(10)	1	(21)	(22)	1
Acquisition and other costs paid	21	39	(18)	104	67	37
Free cash flow	1,094	934	160	1,583	1,352	231
Business acquisitions	-	(1)	1	(1,635)	(246)	(1,389)
Acquisition and other costs paid	(21)	(39)	18	(104)	(67)	(37)
Business dispositions	-	2	(2)	-	18	(18)
Acquisition of spectrum licences	-	(1)	1	-	(1)	1
Disposition of intangibles and other assets	323	-	323	323	-	323
Other investing activities	(5)	(14)	9	(14)	21	(35)
Increase in notes payable and bank advances	127	173	(46)	435	898	(463)
(Reduction) increase in securitized trade receivables	(360)	-	(360)	(10)	-	(10)
Issue of long-term debt	-	-	-	1,496	747	749
Repayment of long-term debt	(472)	(270)	(202)	(1,076)	(1,580)	504
Issue of common shares	41	19	22	89	92	(3)
Repurchase of shares for settlement of share-based payments	(45)	(11)	(34)	(141)	(79)	(62)
Cash dividends paid on common shares	(626)	(592)	(34)	(1,220)	(1,118)	(102)
Other financing activities	(9)	(8)	(1)	(22)	(35)	13
	(1,047)	(742)	(305)	(1,879)	(1,350)	(529)
Net increase (decrease) in cash and cash equivalents	47	192	(145)	(296)	2	(298)
Cash and cash equivalents at beginning of period	510	423	87	853	613	240
Cash and cash equivalents at end of period	557	615	(58)	557	615	(58)

BCE Supplementary Financial Information - Second Quarter 2017 Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2017	Q2 17	Q1 17	TOTAL 2016	Q4 16	Q3 16	Q2 16	Q1 16
Net earnings	1,536	811	725	3,087	699	800	830	758
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	120	36	84	135	11	25	57	42
Depreciation and amortization	1,887	980	907	3,508	884	867	869	888
Post-employment benefit plans cost	150	82	68	305	80	80	77	68
Net interest expense	465	235	230	875	220	222	215	218
Losses (gains) on investments	12	-	12	(58)	(10)	(34)	2	(16)
Income taxes	560	297	263	1,110	252	284	315	259
Contributions to post-employment benefit plans	(174)	(86)	(88)	(725)	(477)	(78)	(80)	(90)
Payments under other post-employment benefit plans	(38)	(19)	(19)	(76)	(21)	(17)	(19)	(19)
Severance and other costs paid	(81)	(40)	(41)	(231)	(36)	(48)	(61)	(86)
Interest paid	(472)	(249)	(223)	(882)	(221)	(219)	(221)	(221)
Income taxes paid (net of refunds)	(402)	(114)	(288)	(565)	(102)	(123)	(102)	(238)
Acquisition and other costs paid	(104)	(21)	(83)	(126)	(28)	(31)	(39)	(28)
Net change in operating assets and liabilities	8	242	(234)	286	269	215	47	(245)
Cash flows from operating activities	3,467	2,154	1,313	6,643	1,520	1,943	1,890	1,290
Capital expenditures	(1,894)	(1,042)	(852)	(3,771)	(993)	(976)	(950)	(852)
Cash dividends paid on preferred shares	(73)	(30)	(43)	(126)	(21)	(34)	(35)	(36)
Cash dividends paid by subsidiaries to non-controlling interest	(21)	(9)	(12)	(46)	(11)	(13)	(10)	(12)
Acquisition and other costs paid	104	21	83	126	28	31	39	28
Voluntary defined benefit pension plan contribution	-	-	-	400	400	-	-	-
Free cash flow	1,583	1,094	489	3,226	923	951	934	418
Business acquisitions	(1,635)	-	(1,635)	(404)	(158)	-	(1)	(245)
Acquisition and other costs paid	(104)	(21)	(83)	(126)	(28)	(31)	(39)	(28)
Voluntary defined benefit pension plan contribution	-	-	-	(400)	(400)	-	-	-
Business dispositions	-	-	-	18	(2)	2	2	16
Decrease in investments	-	-	-	107	85	22	-	-
Acquisition of spectrum licences	-	-	-	(1)	-	-	(1)	-
Loan to related party	-	-	-	(517)	(7)	(510)	-	-
Disposition of intangibles and other assets	323	323	-	-	-	-	-	-
Other investing activities	(14)	(5)	(9)	(16)	(16)	(21)	(14)	35
Increase in notes payable and bank advances	435	127	308	991	89	4	173	725
(Reduction) increase in securitized trade receivables	(10)	(360)	350	-	(305)	305	-	-
Issue of long-term debt	1,496	-	1,496	2,244	-	1,497	-	747
Repayment of long-term debt	(1,076)	(472)	(604)	(2,516)	(124)	(812)	(270)	(1,310)
Issue of common shares	89	41	48	99	1	6	19	73
Repurchase of shares for settlement of share-based payments	(141)	(45)	(96)	(106)	(12)	(15)	(11)	(68)
Cash dividends paid on common shares	(1,220)	(626)	(594)	(2,305)	(593)	(594)	(592)	(526)
Other financing activities	(22)	(9)	(13)	(54)	7	(26)	(8)	(27)
	(1,879)	(1,047)	(832)	(2,986)	(1,463)	(173)	(742)	(608)
Net (decrease) increase in cash and cash equivalents	(296)	47	(343)	240	(540)	778	192	(190)
Cash and cash equivalents at beginning of period	853	510	853	613	1,393	615	423	613
Cash and cash equivalents at end of period	557	557	510	853	853	1,393	615	423

BCE Supplementary Financial Information - Second Quarter 2017 Page 13

Accompanying Notes

(1)	We report our results in three segments: Bell Wireless, Bell Wireline and Bell Media. Our reporting structure reflects how we manage our business and how we classify our results for planning and measuring performance.

Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

(2)	On March 17, 2017, BCE acquired all of the issued and outstanding common shares of MTS. Bell MTS offers wireless, Internet, TV, phone services, security systems and information solutions including unified cloud and managed services to residential and business customers in Manitoba. The results from the acquired MTS operations are included in our Bell Wireline and Wireless segments. For further details see note 3, Business acquisitions and dispositions, of the Q2 2017 financial statements.

(3)	Non-GAAP Financial Measures

In Q1 2017, we updated our definition of adjusted net earnings and adjusted EPS to also exclude impairment charges as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

BCE Supplementary Financial Information - Second Quarter 2017 Page 14

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

BCE Supplementary Financial Information - Second Quarter 2017 Page 15

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(4)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Average revenue per user (ARPU) or subscriber is a measure used to track our recurring revenue streams. Wireless blended ARPU is calculated by dividing certain service revenues by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity is capital expenditures divided by operating revenues.

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 120 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

  Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
  NAS subscribers are based on a line count and are represented by a unique telephone number

BCE Supplementary Financial Information - Second Quarter 2017 Page 16